EXHIBIT 99.1

RedHill Biopharma Announces NASDAQ Listing and Commencement of Trading Under the Ticker "RDHL"

Trading on NASDAQ to Commence Today, Thursday, December 27th, 2012 Following Final Approvals From SEC and NASDAQ

The Listing Does Not Include Capital Raising as Part of the Registration Process

RedHill Biopharma Recently Completed a Private Placement of Approximately $6.5 Million

TEL-AVIV, Israel, Dec. 27, 2012 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL), an emerging Israeli biopharmaceutical company focusing primarily on development and acquisition of late clinical-stage, patent-protected, new formulations and combinations of existing drugs, reported today, December 27th, 2012, the listing of the Company's ADS's (American Depositary Shares) on the Nasdaq Capital Market, following SEC and NASDAQ final approvals.

The Company's ADS's will be tradable through a Level II ADR (American Depository Receipt) facility established with The Bank of New York Mellon. Each ADS, tradable under the ticker "RDHL", represents 10 ordinary shares of the Company.

The NASDAQ registration and listing process does not include capital raising. RedHill recently reported the successful completion of a private placement of approximately $6.5 million following which the Company's cash balance increases to approximately $19 million.

The Company believes that a NASDAQ listing will increase exposure to and improve access by U.S. and international based investors.

RedHill is undertaking steps to increase investor awareness to the Company and has recently engaged The Trout Group, a leading life sciences investor relations (IR) and strategic advisory firm, to support its IR activities, which, among others, will include activities during the upcoming J.P. Morgan annual Healthcare Conference and the Biotech Showcase™ conference in San Francisco, California, in the second week of January 2013.

Ori Shilo, Deputy CEO, Finance and Operations of RedHill Biopharma said today; "We are very pleased with the NASDAQ listing. The exposure to the U.S financial market, where a substantial number of our shareholders are based, is designed to improve access by U.S. and international investors to the Company. RedHill is entering the U.S. financial market with six drugs in late clinical-stages of development and a strong balance sheet."

RedHill is expected to commence a Phase III clinical trial with RHB-104 for the treatment of Crohn's disease in the first half of 2013, and a Phase II/III trial with RHB-105 for the eradication of H. pylori bacteria in the first quarter of 2013. The Company further plans to commence a Phase IIa clinical trial with RHB-104 for the treatment of Multiple Sclerosis in January 2013. RedHill also reported of its plans to file, together with its co-development partner, IntelGenx Corp., an NDA with the U.S. FDA for RHB-103, an oral thin film formulation of rizatriptan for the treatment of acute migraine.

About RedHill Biopharma Ltd.:

RedHill Biopharma is an emerging Israeli biopharmaceutical company focused primarily on development of late clinical-stage, patent protected, new formulations and combinations of existing drugs. The Company's current product pipeline includes a once-daily formulation of a leading congestive heart failure and high blood pressure drug, a once-daily formulation of a leading radiotherapy-induced nausea and vomiting prevention drug, an oral thin film formulation drug for the treatment of acute migraine, a combination therapy for the treatment of Crohn's disease as well as Multiple Sclerosis (MS) disease, a combination therapy for the treatment of H. pylori bacteria causing ulcers, and an encapsulated formulation for bowel preparation ahead of certain gastro procedures. The Company's management team, board of directors and advisory board include prominent pharmaceutical experts. For more information please visit: www.redhillbio.com.

This Press Release does not constitute an offer or solicitation to acquire and/or sell the Company's securities or to participate in any investment in the Company. Statements in this Press Release that are not historical facts, including the expected listing on Nasdaq and the exposure to and access by U.S. and international investors, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including that an active trading market may not develop for our ADS's and that we may not be able to attract the attention of research analysts at major brokerage firms. These and other factors are more fully described in the "Risk Factors" section of our Form 20-F filed with the Securities and Exchange Commission on December 26, 2012. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from those expected. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

CONTACT: PR contact (US):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com

         Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com